Exhibit 99.9

Execution Version

VOTING SUPPORT AGREEMENT

This voting support agreement between HRG Metals LP (“HRG”), certain affiliated entities of Orion Resources Partners (USA) LP (“Orion”, together with HRG, the “Sweetwater Investors”), and Scott Melbye (the “Holder”, and together with the Sweetwater Investors, the “Parties” and each a “Party”) is made this 16th day of April, 2026.

RECITALS

Uranium Royalty Corp. (the “Company”) and the Sweetwater Investors are concurrently entering into an arrangement agreement dated as of even date herewith (together with any amendments or modifications, the “Arrangement Agreement”) pursuant to which, among other things, the Company will combine with New ParentCo, and the combined company will hold the Sweetwater Investors’ interests in the Sweetwater Assets, in accordance with and pursuant to the terms and conditions of the Arrangement Agreement and a plan of arrangement (the “Proposed Transaction”).

The Holder is the owner of, or has the power to control or direct, the URC Shares (the “Subject Shares”) and the URC Options (the “Subject Options” and together with the Subject Shares, the “Subject Securities”), as applicable, listed in Schedule A hereto; provided that, for greater certainty, the term “Subject Shares” shall include any URC Shares issuable upon the exercise of any Subject Options, and the term “Subject Securities” shall include any and all URC Shares, URC Options or any other securities issued under the URC Incentive Plan of which the Holder acquires beneficial ownership, or control or direction over, directly or indirectly, after the date hereof.

The Holder is a director and/or officer of the Company.

This voting support agreement (this “Agreement”) sets out the terms and conditions on which the Holder has agreed to support the Proposed Transaction. The Sweetwater Investors are relying on the covenants, representations and warranties of the Holder set forth in this Agreement in connection with its execution and delivery of the Arrangement Agreement.

Capitalized terms used in this Agreement and not otherwise defined herein that are defined in the Arrangement Agreement shall have the respective meanings ascribed thereto in the Arrangement Agreement.

ARTICLE 1

COVENANTS OF HOLDER

1.1	The Holder hereby agrees that he or she shall:

(a)	vote (or cause to be voted) all of the Subject Shares at any meeting of the holders of URC Shares, and in any action by written consent of the holders of URC Shares (unless, and only then to the extent, prohibited by Law):

(i)	in favour of the approval, consent, ratification and adoption of the Proposed Transaction (and any actions required in furtherance thereof) and all other resolutions to be put to the meeting of holders of URC Shares in respect of the Proposed Transaction as contained in the Arrangement Agreement; and

(ii)	against any proposed action by the Company, the holders of URC Shares, any Subsidiary of the Company or any other Person: (A) in respect of any corporate transaction, such as a merger, amalgamation, arrangement, rights offering, reorganization, recapitalization, liquidation or take-over bid or similar transaction involving the Company or URC Shares other than the Proposed Transaction; and (B) that would reasonably be expected to prevent or materially delay the implementation or the successful completion of the Proposed Transaction, including, without limitation, any Acquisition Proposal; and

(b)	no later than five (5) Business Days prior to the cut-off date for the deposit of votes by proxy or voting instruction form in respect of any meeting of the holders of URC Shares to consider the Proposed Transaction, duly complete (or cause to be completed) and cause forms of proxy or voting instruction forms, as applicable, in respect of all the Subject Shares to be validly delivered and cause the Subject Shares to be voted in favour of the Proposed Transaction, and such forms of proxy or voting instruction forms, as applicable, shall not be revoked or withdrawn, unless the prior written consent of the Sweetwater Investors has been obtained or this Agreement has been terminated pursuant to the terms of this Agreement.

1.2 The Holder hereby agrees that he or she shall not, directly or indirectly, except in accordance with the terms of this Agreement, as contemplated by the Arrangement Agreement or with the prior written consent of the Sweetwater Investors:

(a)	option, sell, assign, dispose of, pledge, encumber, grant a security interest in or otherwise convey any Subject Securities or any right or interest therein, or agree to do any of the foregoing;

(b)	exercise any securityholder rights or remedies available at common law or pursuant to applicable Law, or take any other action of any kind, in each case that would reasonably be expected to delay or prevent the completion of, the Proposed Transaction;

(c)	solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing information, permitting any visit to any facilities or entering into any form of agreement, arrangement or understanding) any inquiries or proposals, whether publicly or otherwise, regarding an Acquisition Proposal or potential Acquisition Proposal;

(d)	enter into, engage, continue or participate, directly or indirectly, in any negotiations or discussions regarding, or provide any non-public information with respect to the Company or any of its Subsidiaries, or offer or provide access to the business, properties, assets, books or records of the Company or any of its Subsidiaries or otherwise cooperate in any way with, any Acquisition Proposal or potential Acquisition Proposal;

(e)	requisition or join in a requisition of any meeting of the securityholders of the Company for the purpose of considering any resolution;

(f)	solicit or arrange for the solicitation of proxies relating to, or purchases of or offers to sell, URC Shares or securities convertible into or exchangeable or exercisable for, or representing, URC Shares or act in concert or jointly with any other person for the purpose of acquiring any URC Shares or securities convertible into or exchangeable or exercisable for, or representing, URC Shares for the purpose of influencing the voting of URC Shares or affecting the control of the Company, other than, in the case of proxy solicitation, in support of the Proposed Transaction;

(g)	do indirectly, including through any of its wholly-owned Subsidiaries, anything which would not be permitted to be done directly pursuant to the foregoing provisions of this Section; or

(c)	take any action to encourage or assist any other Person to do any of the prohibited acts referred to in the foregoing provisions of this Section.

1.3 The Holder covenants to, at the expense of the Company, use commercially reasonable efforts to take all actions and do all things as are reasonably necessary to co-operate with the Sweetwater Investors and the Company in making all requisite regulatory filings in connection with the Proposed Transaction.

1.4 The Holder shall at all times cause any wholly-owned Subsidiaries through which he or she beneficially owns or exercises control or direction over, directly or indirectly, Subject Securities to act in accordance with the terms of this Agreement, to the extent applicable thereto.

ARTICLE 2

FIDUCIARY OBLIGATIONS

Notwithstanding any other provision of this Agreement, the Sweetwater Investors hereby agree and acknowledge that the Holder is bound hereunder solely in his or her capacity as a securityholder of the Company and that the provisions hereof shall not be deemed or interpreted to bind the Holder in his or her capacity as a director or officer of the Company. For greater certainty, nothing in this Agreement shall restrict or limit the Holder from acting in his or her capacity as a director or officer of the Company in compliance with his or her fiduciary duties or applicable Law, and any actions taken by the Holder in such capacity shall not be deemed to constitute a breach of this Agreement. The Holder acknowledges that the Arrangement Agreement imposes certain restrictions on the actions of the Company and its officers and directors.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1 The Holder represents and warrants as follows and acknowledges that each of the Sweetwater Investors are relying upon such representations and warranties in connection with entering into this Agreement and the Arrangement Agreement:

(a)	the Holder beneficially owns, directly or indirectly, or has control or direction over, the Subject Securities as listed in Schedule A; and (ii) the Holder has no agreement or options, or rights or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by him or her or transfer to him or her of additional securities of the Company other than the Subject Options;

(b)	the Holder has the sole right to vote (or cause to be voted) all the Subject Shares now held, and will have the right to vote (or cause to be voted) all the Subject Shares hereafter acquired by him or her;

(c)	no Person has any agreement, option, or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer from the Holder of any of the Subject Securities or any interest therein or right thereto;

(d)	the execution and delivery by the Holder of this Agreement, the authorization of this Agreement by the Holder, and the performance by the Holder of his or her obligations under this Agreement, will not result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provision of: (i) any applicable Law; (ii) any note, bond, mortgage, indenture or contract or agreement to which the Holder is party or by which he or she is bound; or (iii) any judgment, decree, order or award of any Governmental Entity or arbitrator;

(e)	the Holder has the necessary power, authority, capacity and right to enter into this Agreement and to perform his or her obligations hereunder;

(f)	this Agreement has been duly executed and delivered by the Holder and constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other applicable Law affecting creditors’ rights generally, and to general principles of equity; and

(g)	the Holder has had adequate opportunity to obtain independent legal advice with respect to this Agreement and fully understands the terms contained in this Agreement.

3.2 Each of Orion and OTPP, solely on its own behalf and not jointly with the other, represents and warrants as follows and acknowledges that the Holder is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)	each of the Sweetwater Investors are duly incorporated, formed or organized, as applicable, and validly existing and, where such concept is recognized under applicable Law, in good standing under the Laws of its jurisdiction of incorporation, formation, or continuance;

(b)	the Sweetwater Investors have the necessary corporate power and authority to enter into this Agreement and to perform their obligations hereunder and, their execution and delivery of this Agreement and the consummation by the Sweetwater Investors of the Proposed Transaction have been duly authorized and no other corporate proceedings on its part are necessary to authorize this Agreement;

(c)	this Agreement has been duly executed and delivered by the Sweetwater Investors and constitutes a legal, valid and binding obligation of the Sweetwater Investors, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other applicable Law affecting creditors’ rights generally, and to general principles of equity; and

(d)	the authorization of this Agreement, the execution and delivery by the Sweetwater Investors of this Agreement and the performance by it of its obligations under this Agreement, will not result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provision of (i) its constating documents or by-laws; (ii) any applicable Law; (iii) any note, bond, mortgage, indenture or contract or agreement to which any of the Sweetwater Investors are party or by which it is bound; or (iv) any judgment, decree, order or award of any Governmental Entity or arbitrator.

ARTICLE 4

TERMINATION

4.1 This Agreement shall terminate automatically upon the earlier of: (a) the termination of this Agreement by the written consent of each of the Sweetwater Investors and Holder; (b) the Arrangement Agreement’s valid termination in accordance with its terms prior to the Effective Time; and (c) the Effective Time.

4.2 If this Agreement is terminated in accordance with Section 4.1, the provisions of this Agreement will become void and no Party shall have liability to any other Party, except in respect of a breach of this Agreement which occurred prior to such termination.

ARTICLE 5

GENERAL

5.1 The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Agreement and not to any particular article, section or other portion hereof and include any agreement, schedule or instrument supplementary or ancillary hereto or thereto. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

5.2 In this Agreement, unless the context otherwise requires, words importing the singular only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter.

5.3 The Holder hereby consents to the disclosure of the substance of this Agreement in any press release or the URC Circular and to the filing of this Agreement as may be required pursuant to applicable Laws.

5.4 This Agreement shall not be assigned by any Party hereto without the prior written consent of the other Parties hereto. This Agreement shall enure to the benefit of the Parties and their respective successors and permitted assigns and shall be binding upon the Parties and their respective successors.

5.5 Time shall be of the essence of this Agreement.

5.6 Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable Laws, the Parties hereto waive any provision of Law that renders any provision of this Agreement or any part thereof invalid or unenforceable in any respect. The Parties hereto will engage in good faith negotiations to replace any provision hereof or any part thereof that is declared invalid or unenforceable with a valid and enforceable provision or part thereof, the economic effect of which approximates as much as possible the invalid or unenforceable provision or part thereof that it replaces.

5.7 Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party hereto shall be in writing and shall be delivered by hand to the Party hereto to which the notice is to be given, sent by electronic mail to the following address, or to such other address or number as shall be specified by a Party hereto by like notice. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by electronic mail be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 5:00

p.m. (Toronto time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

The addresses and numbers for service of each of the Parties hereto shall be as follows:

(a)	if to the Holder

Scott Melbye

1188 West Georgia Street, Suite 1830

Vancouver, BC V6E 4A2

Attention:	Scott Melbye
Email:	[Redacted: personal information]

With a copy (which shall not constitute notice) to:

Sangra Moller LLP

1021 West Hastings Street, Suite 2200

Vancouver, British Columbia V6C 0C3

Attention:	Rod Talaifar
Email:	[Redacted: personal information]

(b)	if to the Sweetwater Investors:

Orion Resource Partners (USA) LP

7 Bryant Park, 1045 Avenue of the Americas, Floor 25

New York, NY 10018

Attention:	Legal
Email:	[Redacted: personal information]

and

Ontario Teachers’ Pension Plan

160 Front Street West, Suite 3200

Toronto, Ontario, M5J 0G4

Attention:	James Sikora and Legal
Email:	[Redacted: personal information]

With a copy (which shall not constitute notice) to:

Torys LLP

79 Wellington St. West

Suite 3000, P.O. Box 270, TD Centre

Toronto, ON M5K 1N2

Attention:	Michael Pickersgill
Email:	[Redacted: personal information]

With a copy (which shall not constitute notice) to:

Sidley Austin LLP

787 7th Ave, New York

NY 10019, United States

Attention:	Andrew J. Fadale
Email:	[Redacted: personal information]

With a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

200 Crescent Court, Suite 300

Dallas, Texas, United States 75201

Attention:	James R. Griffin
Email:	[Redacted: personal information]

With a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York, United States 10153

Attention:	Alex Lynch
Email:	[Redacted: personal information]

5.8 This Agreement, together with the agreements and other documents herein or therein referred to, constitute the entire agreement between the Parties hereto pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect to the subject matter hereof. There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein.

5.9 This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of British Columbia.

5.10 Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the Ontario courts situated in the City of Vancouver and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

5.11 Unless otherwise stated, all references in this Agreement to amounts of money are expressed in lawful money of Canada.

5.12 The Holder recognizes and acknowledges that this Agreement is an integral part of the Sweetwater Investors entering into the Arrangement Agreement, and that the Sweetwater Investors would not contemplate proceeding with the transactions contemplated by the Arrangement Agreement unless this Agreement was entered into by the Holder, and that a breach by the Holder of any covenants or other commitments contained in this Agreement will cause the Sweetwater Investors to sustain injury for which money damages would not be an adequate remedy at law. Therefore, the Holder agrees that, in the event of any such breach, each of the Sweetwater Investors shall be entitled to the remedy of specific performance of such covenants or commitments and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

5.13 This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same. Delivery of an executed counterpart of the signature page to this Agreement by electronic mail shall be as effective as delivery of a manually executed counterpart of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the Parties have signed this Voting Support Agreement.

HRG METALS LP by its general partner HRG METALS GP INC.

By:	/s/ “Jim Sikora”
Name:	James Sikora
Title:	Authorized Signatory

OMF II ONSHORE GAMMA HOLDINGS LLC

By:	/s/ “Istvan Zollei”
Name:	Istvan Zollei
Title:	Authorized Signatory

OMF II INTERMEDIATE HOLDINGS LLC

By:	/s/ “Istvan Zollei”
Name:	Istvan Zollei
Title:	Authorized Signatory

OMF III ONSHORE GAMMA HOLDINGS LLC

By:	/s/ “Istvan Zollei”
Name:	Istvan Zollei
Title:	Authorized Signatory

OMF ONSHORE OMEGA HOLDINGS LLC

By:	/s/ “Istvan Zollei”
Name:	Istvan Zollei
Title:	Authorized Signatory

OMF CO-FUND II HOLDINGS LLC

By:	/s/ “Istvan Zollei”
Name:	Istvan Zollei
Title:	Authorized Signatory

OMF II ONSHORE ALPHA HOLDINGS LLC

By:	/s/ “Istvan Zollei”
Name:	Istvan Zollei
Title:	Authorized Signatory

OMF II ONSHORE BETA HOLDINGS LLC

By:	/s/ “Istvan Zollei”
Name:	Istvan Zollei
Title:	Authorized Signatory

OMF III ONSHORE ALPHA HOLDINGS LLC

By:	/s/ “Istvan Zollei”
Name:	Istvan Zollei
Title:	Authorized Signatory

OMF III ONSHORE BETA HOLDINGS LLC

By:	/s/ “Istvan Zollei”
Name:	Istvan Zollei
Title:	Authorized Signatory

OMF III INTERMEDIATE HOLDINGS LLC

By:	/s/ “Istvan Zollei”
Name:	Istvan Zollei
Title:	Authorized Signatory

ORION MINE FINANCE GP III LP, by its general partner ORION MINE FINANCE GP III LLC

By:	/s/ “Istvan Zollei”
Name:	Istvan Zollei
Title:	Authorized Signatory

HOLDER:

/s/ “Scott Melbye”
SCOTT MELBYE

SCHEDULE A

OWNERSHIP OR CONTROL/DIRECTION OF SUBJECT SHARES AND SUBJECT OPTIONS

Name	URC Options	URC Shares

Scott Melbye	432,650	550,000